SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH OCTOBER 06, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.

PUBLICLY HELD COMPANY	PUBLICLY HELD COMPANY

Corporate Taxpayer Registration CNPJ/MF:	Corporate Taxpayer Registration CNPJ/MF:
76.535.764/0001-43	02.570.688/0001-70

Board of Trade NIRE 53 3 0000622 9	Board of Trade NIRE 53 3 0000581 8

Brasil Telecom Raises R$ 2.1 billion from BNDES

Brasília, Brazil, October 6, 2006 – BRASIL TELECOM S.A. (NYSE: BTM; BOVESPA: BRTO3/BRTO4) and BRASIL TELECOM PARTICIPAÇÕES S.A. (NYSE: BRP; BOVESPA: BRTP3/BRTP4) announce that The Brazilian Development Bank - BNDES approved a loan of R$2.1 billion to BRASIL TELECOM S.A. The loan will be raised from BNDES and a pool of banks and will mature in 7.5 years, with a grace period of 2.5 years. The cost is TJLP + 4.3% p.a. for the total amount of the loan. The proceeds are expected to arise from 2006 to 2008.

The loan will be used for the network infrastructure expansion (voice, data and image) and information technology, seeking to continue the fulfillment of the Universalization and Quality Targets and allowing the consolidation of the Company as a multi provider of telecom services.

Brasília, October 06, 2006

Charles Laganá Putz
Investor Relations Officer
Brasil Telecom S.A.
Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 06 , 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer